Eaton Corporation
Third Quarter 2007 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine months ended
	September 30,	Year ended December 31
	2007	2006	2005	2004	2003	2002
Income from continuing operations before income taxes	$782	$969	$964	$749	$463	$364

Adjustments
Minority interest in consolidated subsidiaries	9	10	5	7	12	14
(Income) losses of equity investees	(3)	1	1		(3)	(1)
Interest expensed	143	139	109	88	93	110
Amortization of debt issue costs	1	1	1	1	2	2
Estimated portion of rent expense representing interest	31	41	38	37	38	34
Amortization of capitalized interest	9	12	12	17	13	13
Distributed income of equity investees		1	4	3

Adjusted income from continuing operations before income taxes	$972	$1,174	$1,134	$902	$618	$536

Fixed charges
Interest expensed	$143	$139	$109	$88	$93	$110
Interest capitalized	11	14	13	7	7	8
Amortization of debt issue costs	1	1	1	1	2	2
Estimated portion of rent expense representing interest	31	41	38	38	38	34

Total fixed charges	$186	$195	$161	$134	$140	$154

Ratio of earnings to fixed charges	5.23	6.02	7.04	6.73	4.41	3.48